UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

First US Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33744V 103

(CUSIP Number)

Charles C. Anderson

202 North Court Street

Florence, AL 35630

(256) 766-3640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 33744V 103 Page 2 of 8

1.	Names Of Reporting Persons. Charles C. Anderson
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 144,852
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 144,852

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 144,852
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%*†
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.
†	Percentage based on outstanding shares as of November 6, 2023, provided by Issuer.

CUSIP No. 33744V 103 Page 3 of 8

1.	Names Of Reporting Persons. Harold M. Anderson
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 132,500
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 132,500
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%*†
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.
†	Percentage based on outstanding shares as of November 6, 2023, provided by Issuer.

CUSIP No. 33744V 103 Page 4 of 8

1.	Names Of Reporting Persons. Terrence Anderson
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,801
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,801
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,801
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% ±*†
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.
±	Less than 1%
†	Percentage based on outstanding shares as of November 6, 2023, provided by Issuer.

CUSIP No. 33744V 103 Page 5 of 8

1.	Names Of Reporting Persons. Anderson CBP LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Alabama

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 144,852
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 144,852

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 144,852
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5*†
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated in the manner set forth in Item 5.
†	Percentage based on outstanding shares as of November 6, 2023, provided by Issuer.

CUSIP No. 33744V 103 Page 6 of 8

SCHEDULE 13D

This Schedule 13D is dated as of, and filed with the Securities and Exchange Commission on, January 5, 2024.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of First US Bancshares, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3291 U.S. Highway 280, Birmingham, AL 35243.

Item 2. Identity and Background

(a) This Statement is being filed jointly by Charles C. Anderson, Harold M. Anderson, Terrence Anderson (collectively the “Reporting Persons”), and Anderson CBP LLC (“Reporting Entity”).

(b) The business address of Charles C. Anderson is 202 North Court Street, Florence, Alabama 35630. The business address of Harold M. Anderson is 3101 Clairmont Road, Suite C, Atlanta, GA 30329. The business address of Terrence Anderson is 4511 Helton Drive, Florence, AL 35630. The business address of Anderson CBP LLC is 202 North Court Street, Florence, AL 35630.

(c) The principal occupation of Charles C. Anderson is Managing Member of Anderson & Anderson, LLC. The principal occupation of Harold M. Anderson is Chief Executive Officer of Anderson Press, Inc., a specialty book publishing company. The principal occupation of Terrence Anderson is Chief Executive Officer of American Promotional Events, a fireworks importer and distributor.

(d)-(e) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States. The Reporting Entity is a limited liability company organized under the laws of the State of Alabama. Charles C. Anderson is the sole member, sole manager, and only executive officer of the Reporting Entity.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons and Reporting Entity, who are beneficial owners of Common Stock of the Issuer are filing this Schedule 13D to report the acquisition of beneficial ownership of the Issuer’s Common Stock on December 26, 2023. All purchases were funded with cash on hand or personal funds.

Item 4. Purpose of Transaction

The securities of the Issuer acquired by the Reporting Persons and Reporting Entity were acquired for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons and the Reporting Entity may deem material to his or its investment decision, such Reporting Person or Reporting Entity may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. The Reporting Persons or Reporting Entity may from time to time review or reconsider their respective positions with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but have no present intention of doing so.

CUSIP No. 33744V 103 Page 7 of 8

Item 5. Interest in Securities of the Issuer

(a), (b) and (c). Charles C. Anderson has beneficial ownership of 144, 852 shares of Common Stock, Harold M. Anderson has beneficial ownership of 132,500 shares of Common Stock, Terrence Anderson has beneficial ownership of 30,801 shares of Common Stock, and Anderson CBP LLC has beneficial ownership of 144,852 shares.

Charles C. Anderson has shared power to vote and shared power to dispose of 144,852 shares of Common Stock (representing 2.5% of the outstanding Common Stock). Harold M. Anderson has sole power to vote and sole power to dispose of 132,500 shares of Common Stock (representing 2.3% of the outstanding Common Stock). Terrence Anderson has sole power to vote and sole power to dispose of 30,801 shares of Common Stock (representing 0.5% of the outstanding Common Stock). Anderson CBP LLC has shared power to vote and shared power to dispose of 144,852 shares of Common Stock (representing 2.5% of the outstanding Common Stock).

The aggregate beneficial ownership of all Reporting Persons and the Reporting Entity is 308,153 shares of Common Stock, constituting 5.4% of the outstanding class.

Percentages set forth in this Item 5 are based on 5,874,781 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, reduced by 137,000 shares that were repurchased by the Issuer on December 26, 2023, as reported in the Issuer’s Form 8-K filed with the SEC on December 26, 2023, for a total of 5,737,781 shares.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement

CUSIP No. 33744V 103 Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 5, 2024

/s/ Charles C. Anderson
Charles C. Anderson

/s/ Harold M. Anderson
Harold M. Anderson

/s/ Terrence Anderson
Terrence Anderson

Anderson CBP LLC

	By:	/s/ Charles C. Anderson
Name: Charles C. Anderson
Title: Sole Member and Manager